April 25, 2011

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:	John Reynolds
Assistant Director

Re:	Rock-Tenn Company

Amendment No. 2 to Registration Statement on Form S-4

Filed April 19, 2011

File No. 333-172432

Dear Mr. Reynolds:

On behalf of our client, Rock-Tenn Company (the “Company”), we have set forth below the responses of the Company to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with regard to the above captioned Preliminary Joint Proxy Statement/Prospectus on Form S-4 filed by the Company on February 25, 2011, as amended on March 31, 2011 and April 19, 2011 (the “Joint Proxy Statement/Prospectus”). The Company has revised the Joint Proxy Statement/Prospectus in response to the Staff’s comments and has included with this correspondence as Exhibit A proposed changes to address the Staff’s comments.

Amendment No. 2 to Registration Statement on Form S-4

1.	We note your response to comment 15 of our letter dated April 15, 2011 and we reissue it. Please provide a legal analysis citing authority supporting your belief that a change to the consideration would not require re-solicitation.

Response: As discussed with the Staff, we believe that the adjustment mechanism referred to in this comment is substantially similar to that which is involved in a typical cash-stock election merger, in which stockholders do not necessarily receive the mix of cash or stock that they elected. As noted, and as we intend to clarify further on page 8 and in the Risk Factor entitled “If an adjustment to the merger consideration is required, then Smurfit-Stone stockholders that have not exercised appraisal rights would have their cash portion of the merger consideration reduced and the stock component of their merger consideration increased,” drafts of which are being furnished with this letter as Exhibit A, no adjustment would be made as a result of the adjustment mechanism unless the percentage of Smurfit-Stone common stock as to which dissenting stockholders seeking appraisal is greater than approximately 15%.

In effect, the adjustment mechanism acts as a cap on total cash being paid out as merger consideration (which includes for this purpose an assumed $35 in cash for each share as to which appraisal is being sought), and indeed the provision in the merger agreement providing for this adjustment is entitled “Limitation on Cash Consideration Payable to the Company Stockholders.” The adjustment, if any, would be made promptly following the Smurfit-Stone stockholder meeting based upon the number of shares for which appraisal is sought.

As set forth in the proposed revised disclosures, even in the event of an adjustment the nondissenting Smurfit-Stone stockholder will receive $35 in cash and stock, assuming for this purpose that the RockTenn stock component is valued at $57.18. The only basis of which we are aware for when resolicitation has been required by the SEC or the courts is in the case of a misleading disclosure on which the original solicitation was made. We believe that the revised disclosure accurately and adequately details the circumstances under any adjustment would be made. We are also amending our disclosure to indicate that we would resolicit Smurfit-Stone stockholders if the value of the consideration to be received by Smurfit-Stone stockholders would be materially and adversely affected by the adjustment and have indicated in the revised disclosure how that determination would be made.

2.	In addition, please refer to comments one and two of our letter dated March 24, 2011. Please revise the table and accompanying text on page eight to clarify how the adjustment will be made and what amounts of equity and cash will be received under the assumed facts. In this regard, it is unclear if Smurfit-Stone shareholders could receive (1) less than $35 per share despite assuming for several purposes that the merger consideration is $35 per share or (2) less than $17.50 in cash. We may have further comment.

Response: In response to the Staff’s comment, the Company intends to revise the disclosure on page 8 of the Amended Preliminary Joint Proxy Statement/Prospectus and in the Risk Factor entitled “If an adjustment to the merger consideration is required, then Smurfit-Stone stockholders that have not exercised appraisal rights would have their cash portion of the merger consideration reduced and the stock component of their merger consideration increased,” proposed drafts of which are attached to this letter as Exhibit A for the Staff’s review.

We are prepared to file a final amendment to RockTenn’s registration statement to reflect the proposed changes once we have received any further comments from the Staff. We appreciate your prompt response to this letter and our proposed changes. Should you have any questions or comments regarding the responses set forth herein, please do not hesitate to contact me at (212) 556-2240.

Sincerely,

/s/ E. William Bates, II

cc:	Angela Halac - U.S. Securities and Exchange Commission

Jamie Kessel - U.S. Securities and Exchange Commission

James Lopez - U.S. Securities and Exchange Commission

Shehzad Nazi - U.S. Securities and Exchange Commission

Robert B. McIntosh - Rock-Tenn Company

C. Spencer Johnson, III - King & Spalding

James Cole, Jr. - Wachtell, Lipton, Rosen & Katz

Angola Russell - Wachtell, Lipton, Rosen & Katz

Exhibit A

Illustrative Value of the Merger Consideration

The following table illustrates the value that would be received by holders of Smurfit-Stone common stock in the merger at various market prices of RockTenn common stock, assuming no adjustment is made to the cash and stock components of the merger consideration as described in “The Merger Agreement—Consideration to be Received in the Merger” on page 97. The cash and stock components of the merger consideration would not be adjusted so long as dissenting stockholders of Smurfit-Stone account for approximately 15% or less of the total of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization. The total value per share data for Smurfit-Stone common stock has been determined by multiplying the assumed trading price of a share of RockTenn common stock, at the amounts presented below, by the exchange ratio for the merger of 0.30605, plus $17.50 in cash.

|½

Assumed trading price of RockTenn common stock	Illustrative value of RockTenn common stock component of merger consideration per share of Smurfit-Stone common stock	Cash component of merger consideration per share of Smurfit-Stone common stock	Illustrative value of merger consideration per share of Smurfit-Stone common stock
$45.00	$13.77	$17.50	$31.27
$50.00	$15.30	$17.50	$32.80
$55.00	$16.83	$17.50	$34.33
$57.18(1)	$17.50	$17.50	$35.00
$60.00	$18.36	$17.50	$35.86
$65.00	$19.89	$17.50	$37.39	|½
$70.00	$21.42	$17.50	$38.92
$71.43(2)	$21.86	$17.50	$39.36
$75.00	$22.95	$17.50	$40.45
$80.00	$24.48	$17.50	$41.98

(1) Represents the closing sales price of RockTenn common stock on the NYSE on the last trading day preceding the date of the merger agreement.

(2) Represents the closing sales price of RockTenn common stock on the NYSE on April 21, 2011.

The following tables illustrate the value that would be received by holders of Smurfit-Stone common stock in the merger at various market prices of Rock-Tenn common stock, assuming there is an adjustment made to the cash and stock components of the merger consideration (as described in “The Merger Agreement—Consideration to be Received in the Merger” on page 97) as a result of dissenting Smurfit-Stone stockholders. The cash and stock components of the merger consideration would not be adjusted so long as dissenting stockholders of Smurfit-Stone account for approximately 15% or less of the total of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization. The first table illustrates the value that would be received by holders of Smurfit-Stone common stock in the merger assuming that dissenting stockholders of Smurfit-Stone account for 20% of the total of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization. The second table illustrates the value that would be received by holders of Smurfit-Stone common stock in the merger assuming that dissenting stockholders of Smurfit-Stone account for 25% of the total of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization. The total value per share data for Smurfit-Stone common stock has been determined by multiplying the assumed trading price of a share of Rock-Tenn common stock, at the amounts presented below, by the adjusted exchange ratio, plus the adjusted amount of cash consideration.

Assumed trading price of RockTenn common stock	IIlustrative value of RockTenn common stock component of merger consideration per share of Smurfit-Stone common stock	Cash component of merger consideration per share of Smurfit-Stone common stock	Illustrative value of merger consideration per share of Smurfit-Stone common stock(3)(4)
$45.00	$14.63	$16.41	$31.04
$50.00	$16.26	$16.41	$32.67
$55.00	$17.88	$16.41	$34.29
$57.18(1)	$18.59	$16.41	$35.00
$60.00	$19.51	$16.41	$35.92
$65.00	$21.14	$16.41	$37.55
$70.00	$22.76	$16.41	$39.17
$71.43(2)	$23.23	$16.41	$39.64
$75.00	$24.39	$16.41	$40.80
$80.00	$26.01	$16.41	$42.42

(1) Represents the closing sales price of Rock-Tenn common stock on the NYSE on the last trading day preceding the date of the merger agreement.

(2) Represents the closing sales price of RockTenn common stock on the NYSE on April 21, 2011.

(3) The table assumes that dissenting stockholders of Smurfit-Stone account for 20% of the total of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization.

(4) The table assumes no cash is paid in lieu of fractional shares.

Assumed trading price of RockTenn common stock	Illustrative value of RockTenn common stock component of merger consideration per share of Smurfit-Stone common stock	Cash component consideration per of merger share of Smurfit-Stone common stock	Illustrative value of merger consideration per share of Smurfit-Stone common stock(3)(4)
$45.00	$15.61	$15.17	$30.78
$50.00	$17.34	$15.17	$32.51
$55.00	$19.08	$15.17	$34.25
$57.18(1)	$19.83	$15.17	$35.00
$60.00	$20.81	$15.17	$35.98
$65.00	$22.55	$15.17	$37.72
$70.00	$24.28	$15.17	$39.45
$71.43(2)	$24.78	$15.17	$39.95
$75.00	$26.01	$15.17	$41.18
$80.00	$27.75	$15.17	$42.92

(1) Represents the closing sales price of Rock-Tenn common stock on the NYSE on the last trading day preceding the date of the merger agreement.

(2) Represents the closing sales price of RockTenn common stock on the NYSE on April 21, 2011.

(3) The table assumes that dissenting stockholders of Smurfit-Stone account for 25% of the total of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization.

(4) The table assumes no cash is paid in lieu of fractional shares.

If the cash and stock components of the merger consideration are required to be adjusted at the closing of the merger based upon the number of shares of Smurfit-Stone common stock for which appraisal rights are sought, then proxies would be resolicited from Smurfit-Stone stockholders prior to closing to the extent such adjustment would result in a material and adverse change in the merger consideration deliverable to non-dissenting Smurfit-Stone stockholders. An adjustment to the per share merger consideration deliverable to non-dissenting Smurfit-Stone stockholders resulting in a one percent (1%) decrease in the value of the per share merger consideration measured as of the trading day preceding the date of the Smurfit-Stone special meeting from the expected value per share as of the date of the Smurfit-Stone special meeting (assuming no such adjustment) would constitute a material and adverse change for these purposes.

You are cautioned not to unduly rely on these illustrations of the merger consideration which are provided for illustrative purposes only. The market price of RockTenn common stock will likely be different on the date Smurfit-Stone common stockholders receive shares of RockTenn common stock than it was on the date the merger agreement was signed, the date of this joint proxy statement/prospectus, or the date of the special meetings. Changes in the price of RockTenn common stock before completion of the merger will affect the value that Smurfit-Stone common stockholders will receive in the merger. As a result, the actual merger consideration delivered in the merger will likely differ from the amounts set forth in the tables above and should not be relied on as an accurate prediction of future events. For a more complete description of risks related to the fluctuation or decline in value of RockTenn common stock, please refer to “Risk Factors” beginning on page 28.

Treatment of Smurfit-Stone Stock Options and Other Stock-Based Awards

At the effective time of the merger, each outstanding option to purchase Smurfit-Stone common stock under Smurfit-Stone’s equity-based compensation plan will be assumed by RockTenn and be converted into an option to purchase a number of shares of RockTenn common stock equal to the product of (i) the number of shares of Smurfit-Stone common stock subject to the option and (ii) the equity award exchange ratio, rounded down to the nearest whole share. The per share exercise price for RockTenn common stock issuable upon the exercise of such assumed stock option will be equal to (i) the per share exercise price of Smurfit-Stone common stock at which the option was exercisable immediately prior to the effective time of the merger divided by (ii) the equity award exchange ratio, rounded up to the nearest whole cent. Except as set forth above, each assumed stock option will be subject to the same terms and conditions as were applicable to the corresponding option to purchase Smurfit-Stone common stock immediately prior to the effective time of the merger; provided, that each outstanding option granted prior to the date of the merger agreement will vest and become exercisable as of the compliance with the “continuity of interest” requirement for tax-free reorganizations under the Code, and therefore to provide greater assurance that the respective tax counsel of RockTenn and Smurfit-Stone will be able to deliver the tax opinion that is a condition to each party’s obligation to complete the merger, the merger consideration is subject to adjustment depending on the number of stockholders (if any) who choose to exercise their appraisal rights. For purposes of determining whether an adjustment is necessary and the amount of such adjustment, if any, each dissenting stockholder will be assumed to receive an amount of cash equal to $35 per share (the actual amount that would be payable to any dissenting stockholder following completion of an appraisal proceeding would be determined pursuant to such appraisal proceeding in accordance with the applicable provisions of Delaware law). To the extent that the aggregate cash consideration to be delivered in connection with the merger to Smurfit-Stone stockholders (including the $35 per share that is assumed to be paid to dissenting stockholders) would exceed 57.5% of the aggregate value of the merger consideration, then the cash payable to non-dissenting stockholders will be reduced, and the number of shares of RockTenn common stock to be delivered to such stockholders will be correspondingly increased, in an amount necessary to cause the aggregate cash consideration to equal 57.5% of the aggregate value of the merger consideration. For purposes of making these calculations, RockTenn common stock will be valued at $57.18 per share (the closing price of a share of RockTenn common stock on the NYSE on the last trading day preceding the date of the merger agreement).

If an adjustment to the merger consideration is required, then Smurfit-Stone stockholders that have not exercised appraisal rights would have their cash portion of the merger consideration reduced and the stock component of their merger consideration increased.

An adjustment in the merger consideration as described in “Risk Factors—The number of shares of RockTenn common stock and the cash amount payable as consideration to Smurfit-Stone stockholders are subject to adjustment and may not be finally determined until after RockTenn shareholders and Smurfit-Stone stockholders have voted on the merger” would result in a decrease in the cash component of the merger consideration and an increase in the stock component of the merger consideration deliverable to those Smurfit-Stone stockholders that have not exercised appraisal rights. The market price of RockTenn common stock may decline, as described in “Risk Factors—Because the market price of RockTenn’s common stock will fluctuate, the value of RockTenn common stock to be issued in the merger will fluctuate and, as of the date of issuance of the merger consideration, may be lower than it was on the date the merger agreement was signed, the date of this joint proxy statement/prospectus or the date of the special meetings.” Accordingly, in the event that an adjustment in the merger consideration is required, the merger consideration deliverable to Smurfit-Stone stockholders that do not exercise appraisal rights would include a lower proportionate cash consideration component than the $17.50 currently contemplated and a higher proportionate stock consideration component than that contemplated by the current exchange ratio of 0.30605. These adjustments to the merger consideration, including the increase in the stock component of the merger consideration, may occur at a time when the value of RockTenn common stock is declining. Under these circumstances, the expected aggregate value of the merger consideration deliverable to Smurfit-Stone stockholders may be less than that contemplated by currently available market information and include cash consideration of less than $17.50 per share.

The following table illustrates the adjustments that would be made to the exchange ratio and the cash consideration based upon certain assumed levels of dissenting Smurfit-Stone stockholders. The figures in the “Dissenting Shares Percentage” column show assumed levels of Smurfit-Stone dissenting stockholders as a percentage of (i) Smurfit-Stone’s outstanding common stock plus (ii) the number of shares reserved for issuance under Smurfit-Stone’s plan of reorganization. The table assumes that no cash is paid in lieu of fractional shares.

Dissenting shares percentage	Exchange ratio	Cash per non-dissenting share
0 to 15%	0.30605	$17.50
16%	0.30969	$17.29
17%	0.31343	$17.08
18%	0.31725	$16.86
19%	0.32116	$16.64
20%	0.32518	$16.41
21%	0.32930	$16.17
22%	0.33352	$15.93
23%	0.33785	$15.68
24%	0.34229	$15.43
25%	0.34686	$15.17

If the merger is completed, RockTenn may not be able to successfully integrate the business of Smurfit-Stone and realize the anticipated benefits of the merger.

Realization of the anticipated benefits in the merger will depend on RockTenn’s ability to successfully integrate the businesses and operations of RockTenn and Smurfit-Stone. RockTenn will be required to devote significant management attention and resources to integrating its business practices, operations, and support functions. The challenges RockTenn may encounter include the following:

•	preserving customer, supplier, and other important relationships and resolving potential conflicts that may arise as a result of the merger;

•	consolidating and integrating duplicative facilities and operations, including back-office systems;